Exhibit 8(a)
[Letterhead of Burr & Forman LLP]
          Bruce A. Rawls
Direct Dial: (205) 458-5247
Direct Fax: (205) 244-5700
  Email: brawls@burr.com
June 1, 2006
Board of Directors
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209
Re:	Agreement and Plan of Merger dated December 8, 2005, as amended on February 14, 2006, between ProAssurance Corporation (“PRA”) and Physicians Insurance Company of Wisconsin, Inc. (“PIC-WISCONSIN”) (the “Agreement”)
Dear Members of the Board:
     This letter is in response to your request pursuant to Section 7.2 of the Agreement that we provide you our opinions with respect to certain of the federal income tax consequences of consummating the transactions set forth in the Agreement.
     In rendering our opinions, we have relied upon the facts presented to us in (i) the Agreement and (ii) the Proxy Statement and Prospectus filed with the Securities and Exchange Commission as part of PRA’s Registration Statement on Form S-4, including the exhibits thereto (the “Proxy Statement-Prospectus”). Additionally, we have relied upon the written representations of management of PIC-WISCONSIN and management of PRA (which representations we have neither investigated nor verified) (together with the Agreement and the Proxy Statement-Prospectus collectively referred to as the “Reviewed Documents”). Capitalized terms used and not defined herein have the meanings given to them in the Agreement. We have also assumed that: (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement-Prospectus (and no transaction or condition described therein and affecting this opinion will be waived by any party); (ii) the Merger will qualify as a statutory merger under the Merger Laws, as amended; and (iii) the Merger will be reported by PRA and PIC-WISCONSIN on their respective federal income tax returns in a manner consistent with the opinions set forth below.
     In our examination of the Reviewed Documents, we have assumed, with your consent, that all documents submitted to us as photocopies (including without limitation the Agreement) reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all statements set forth in such documents are accurate and complete and will be accurate and complete as of the Effective Time of the Merger.
     Based upon and subject to the foregoing and assuming that the Merger will take place as described in the Agreement and that the representations made by PRA and PIC-WISCONSIN in

Board of Directors
March 16, 2006

the Certificates are true and correct both as of the date hereof and as of the Effective Time, we are of the following opinions:
(1) The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and each of PRA, NEWCO and PIC-WISCONSIN will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
(2) No gain or loss will be recognized by PIC-WISCONSIN shareholders upon the exchange of their PIC-WISCONSIN Common Stock solely for PRA Common Stock, including any fractional share interests to which they may be entitled.
(3) The basis of the PRA Common Stock to be received by a holder of PIC-WISCONSIN Common Stock as a result of the Merger will be the same as the basis of the PIC-WISCONSIN Common Stock surrendered in exchange therefor, less any basis attributable to the fractional shares of PRA common stock for which a PIC-WISCONSIN shareholder receives cash.
(4) The holding period of the PRA Common Stock received by the holders of PIC-WISCONSIN Common Stock as a result of the Merger will include the holding period of the PIC-WISCONSIN Common Stock surrendered in exchange therefor, provided the PIC-WISCONSIN Common Stock was held as a capital asset at the Effective Time.
(5) The payment of cash in lieu of fractional share interests of PRA Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by PRA. These cash payments will be treated as having been received as distributions in full payment in exchange for the PRA Common Stock redeemed as provided in Section 302(a) of the Code.
(6) If a PIC-WISCONSIN shareholder dissents from the Merger and receives solely cash in exchange for such shareholder’s PIC-WISCONSIN Common Stock, such PIC-WISCONSIN shareholder generally would recognize gain or loss measured by the difference between the amount of cash received and the shareholder’s basis in the PIC-WISCONSIN Common Stock surrendered.
(7) No gain or loss shall be recognized by PRA, NEWCO or PIC-WISCONSIN by reason of the Merger.
     Our opinions are on matters solely related to certain United States federal income tax consequences of the Merger, and no opinion is expressed as to the tax consequences under any foreign, state or local tax law or under any federal tax laws other than those pertaining to federal income tax. This opinion represents and is based upon our best judgment regarding the

Board of Directors
March 16, 2006

application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Service in issuing private letter rulings, which are not binding on the Service except with respect to the taxpayer receiving such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues will not hold differently from the Service (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, will not adversely affect the accuracy of the opinion expressed herein. We undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.
     In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements set out therein, which we have assumed and you have confirmed to be true on the date hereof and will be true as of the Effective Time. Our opinions cannot be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate. Further, no opinion is expressed with respect to the United States federal income tax consequences to holders of PIC-WISCONSIN Common Stock subject to special treatment under United States federal income tax law, such as holders of PIC-WISCONSIN Common Stock, if any, who hold PIC-WISCONSIN Common Stock other than as a capital asset, who receive PIC-WISCONSIN Common Stock upon the exercise of employee stock options or otherwise as compensation, who hold PIC-WISCONSIN Common Stock as part of a “hedge” “straddle,” “constructive sale” or “conversion transaction,” or who are insurance companies, securities dealers, financial institutions or foreign persons. Finally, our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the proposed transaction.
     We consent to the reference to this opinion in the Proxy Statement and to the inclusion of this opinion as an exhibit to S-4 Registration Statement.

Very truly yours,

/s/ Burr & Forman LLP

BURR & FORMAN LLP

BAR/ch